Mail Stop 7010

January 5, 2006

Via U.S. mail and facsimile

Mr. John Kang
Chief Executive Officer
Liquidmetal Technologies, Inc.
25800 Commercentre Drive, Suite 100
Lake Forest, CA 92630

Re: 	Liquidmetal Technologies, Inc.
Registration Statement on Form S-1
Filed December 9, 2005
File No. 333-130251

Form 10-K/A for the fiscal year ended December 31, 2004
Filed May 10, 2005
File No. 001-31332

Form 10-Q for the fiscal quarter ended March 31, 2005
Filed May 16, 2005
File No. 001-31332

Form 10-Q for the fiscal quarter ended June 30, 2005
Filed August 15, 2005
File No. 001-31332

Form 10-Q for the fiscal quarter ended September 30, 2005
Filed December 1, 2005
File No. 001-31332

Dear Mr. Kang:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

1. We note the disclosure in Note 2 to your financial statements beginning on page F-9 regarding your ability to continue as a going concern. Please add disclosure under an appropriately titled heading that provides a detailed discussion of your plan to continue in existence as a going concern.

2. It appears that each of the convertible notes and warrants contains anti-dilution adjustments to the number of securities issuable thereunder in the event of any equity issuances, subject to certain exceptions, by your company at an effective price less than the applicable conversion or exercise price. Please describe these provisions in reasonable detail and illustrate the impact of the adjustments. In addition, please discuss the likelihood that these provisions will be triggered in light of the current market price of your common stock, which appears to be trading below $1.00 per share, and the fact that you have been issued a going concern opinion and may have to issue additional equity securities to finance your operations. Finally, please add risk factor disclosure regarding the risks to your stockholders arising from these anti-dilution provisions.

3. Please note that Rule 416 may not be used to register for resale
an indeterminate amount of shares resulting from the operation of
a
conversion formula. The anti-dilution provisions contemplated by Rule 416 are those that are in the nature of stock splits, dividends and the like.  You must make a good-faith estimate of the number of
share you may issue upon conversion to determine the amount you may
register for resale. If the actual number of shares issued is greater than the amount registered, you must file a new registration statement to resell the additional shares.  Please see Paragraph
3.S.
of the Securities Act section of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. Please revise footnote
(5)
to the fee table and the first paragraph following the bullet points on the cover of the prospectus accordingly.

Cover Page of Prospectus

4. Please remove the references to the "1.2" multiple used to calculate the number of registered shares and revise the section entitled "The Offering" on page 3 to explain the "1.2" multiple. In this regard, please explain in reasonable detail how your convertible notes and warrants are convertible or exercisable into shares of your common stock, including specific examples illustrating this conversion or exercise.

Prospectus Summary, page 1

5. Please clearly disclose that you have incurred losses since inception and that you have been issued a going concern opinion.

Risk Factors, page 5

6. Please add risk factor disclosure regarding each of the following:

* the risk disclosed in the last sentence on page 54;

* the fact that you have been issued a going concern opinion;

* the fact that your disclosure controls and procedures are not effective;

* the restrictive covenants contained in your debt agreements; and

* the restatement of your 2002 and 2003 financial statements.

We may require additional funding..., page 5

7. Please quantify the risk described in this risk factor by providing an estimate of the amount of funding that you will require over the next twelve months and, to the extent practicable, the next three years. Please also discuss in greater detail the potential dilution to stockholders.

If we cannot establish and maintain relationships..., page 6

8. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." It appears that the risk described under this subheading could apply to nearly any issuer. Please revise to clearly explain how this risk specifically applies to you. Please also comply with this comment in risk factors 11, 14, 15 and 24.

We expect to derive a substantial portion of our revenue..., page
9

9. We note the risks set forth in the bullet points. Please revise to provide specific examples of how these risks have or could impact your company.

Our business is subject to potential adverse consequences of exchange rate..., page 9

10. Please quantify the risk described in this risk factor.

Our level of indebtedness reduces our financial flexibility..., page
10

11. The risk described in the fourth bullet point regarding a default appears to be a significant risk that should be disclosed under its own explanatory subheading. Please revise accordingly.

We have not complied with Section 404 of the Sarbanes-Oxley
Act...,
page 11

12. Please revise this risk factor to disclose the actual risk to an investor, namely the risk that investors may not be able to rely on your financial statements.

13. Please remove language in this risk factor and elsewhere in your filing stating that the SEC has advised you as to the matters discussed, as this may be understood by investors to suggest that the disclosure has been approved by the Commission.

Selling Stockholders, page 17

14. Please advise us as to whether any entity listed in your selling stockholder table is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, your prospectus should state that the selling stockholder is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, please provide the following representations in your prospectus:

* the selling stockholder purchased the securities to be resold in the ordinary course of business; and
* at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these representations, please state that the selling stockholder is an underwriter.

15. If a selling stockholder is not a natural person, please disclose the natural person or persons with dispositive voting or investment control. Please refer to Item 4S of the Regulation S-K section of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

16. The amount of securities reflected in your selling stockholders table is less than the total amount registered. Please reconcile.

Management`s Discussion and Analysis of Financial Condition...,
page
29

17. Please disclose the information required by Item 305 of Regulation S-K.

18. It appears that the debt instruments contain restrictive covenants. Please discuss the impact of these covenants on your operations, including any impact on your financial condition or results of operations. In addition, please disclose whether you are in compliance with these covenants.

Business, page 46

19. Please disclose the information required by Item 101(c)(xii) of
Regulation S-K.

Competition, page 55

20. Please identify the principal methods of competition in your industries. Please also discuss your competition`s advantages over you in each of your industries and how this affects your competitive position within each industry.

Principal Stockholders, page 73

21. We note that your calculation of beneficial ownership, including the calculation of the number of shares that may be acquired within
60 days, is based on a date of October 1, 2005. You are required to calculate beneficial ownership as of the most recent practicable date. In addition, the assumptions in the third paragraph are not appropriate with respect to the calculation of beneficial ownership in this section. Please revise accordingly. See Item 403 of Regulation S-K.

22. Please identify the relationship to your company of each individual listed in the table. For example, are any individuals non-management 5% stockholders?

Plan of Distribution, page 78

23. Please disclose whether your company or any selling stockholder intends to use any means of distributing or delivering the prospectus other than by hand or the mails, such as electronic delivery. Please also disclose whether your company or any selling stockholder intends to use any forms of prospectus other than the printed prospectuses, such as CD-ROMs, videos, etc. and provide us copies of all such prospectuses. See SEC Releases No. 33-7233 and No. 33-7289.

24. Please advise us as whether your company or any selling stockholder has any arrangements with a third party to host or access the preliminary prospectus on the Internet. If so, please tell us who the party is and the address of the website. In addition, please describe the material terms of the agreement and provide us with a copy of any written agreement. Finally, please provide us with copies of all information concerning your company or this offering that appears on the third-party website.

25. We note the disclosure in the third paragraph regarding short sales. Please advise us as to whether any selling stockholder has taken or plans to take any short position prior to the effectiveness of your registration statement. In addition, please confirm that you and each of the selling stockholders are aware of our position on short sales against the box. See interpretation A.65 of the July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

26. We note your disclosure in the fourth paragraph. Please confirm that you are aware that you may only substitute a new selling stockholder for an original selling stockholder by means of a prospectus supplement if:

* the change is not material;
* the number of securities or dollar amount registered does not change; and
* the new selling stockholder`s securities can be traced to those covered by the original registration statement.

In addition, please be advised that you may not use a prospectus supplement to add selling stockholders to your registration statement if their ownership cannot be traced to securities registered in the original registration statement. Otherwise, you must make the changes by a post-effective amendment.

27. We note the disclosure in the fifth paragraph. If a selling stockholder enters into an agreement, after the effectiveness of the registration statement, to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, then you need to file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

Certain Relationships and Related Transactions, page 80

28. Please state whether you believe that the transactions described in this section are on terms at least as favorable to you as you would expect to negotiate with unrelated third parties.

29. We note the disclosure in the first paragraph. Please identify the former director and disclose the amount of royalties that you have received.

30. We note the disclosure in the sixth paragraph that you entered into an agreement with Mr. Kang regarding Section 16 liability.
Please file this agreement as an exhibit to your registration statement.

Changes of Accountants, page 81

31. Please delete the last sentence of the fourth paragraph on page
82, as you are not permitted to incorporate by reference.

Report of Independent Registered Public Accounting Firm, page F-2

32. Amend your filing to include an audit report with a conformed signature as required by Article 2-02(a) of Regulation S-X.

33. Tell us why the city of issuance indicated on the audit report does not match the city of issuance on their consent.

Going Concern/ Sarbanes Oxley Act of 2002, page F-9

34. Please tell us the status of your assessment of internal control over financial reporting as of December 31, 2005, including generally what you have documented and tested and what controls have not been documented and tested and your plans to complete your assessment.

Summary of Significant Accounting Policies, page F-10

Revenue Recognition

35. We note your use of the percentage of completion method for research and development contracts. Please tell us the percentage of total revenue accounted for using this method of accounting. Also tell us your basis for using this method.


Notes Payable, page F-20

36. Please tell us what consideration you gave to paragraph 12 of SFAS 133 and paragraph 4 of EITF 00-19 in your determination of whether the debt conversion features constitute embedded derivative instruments and whether the debt instruments qualify as "conventional convertible" instruments.

Item 14. Indemnification of Directors and Officers, page II-1

37. We note the disclosure in the third paragraph of this section. Please file these indemnity agreements as exhibits to your registration statement.

38. Please delete the last paragraph of this section, as the disclosure in this section should be materially complete.

Item 15. Recent Sales of Unregistered Securities, page II-2

39. We note the Securities Act exemption you cite with respect to each transaction listed in this section. Please briefly describe the facts upon which you relied to make each exemption available. See
Item 701(d) of Regulation S-K.

40. Please provide the information required by paragraphs (a) through
(d) of Item 701 of Regulation S-K for any options issued during the last three years.

41. We note the disclosure in the third sentence of paragraph (1) regarding the total number of shares issuable upon exercise of the warrants. Please reconcile with the disclosure in the last paragraph on page F-20.

Item 16. Exhibits and Financial Statements Schedules, page II-2

42. Please file as promptly as practicable each exhibit required by
Item 601 of Regulation S-K, in particular Exhibit 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

43. Please file your factoring, loan and security agreement, dated as of April 21, 2005, as an exhibit to your registration statement.

Item 17.  Undertakings, page II-2

44. Please provide the undertaking required by Item 512(h) of Regulation S-K.


Form 10-K/A for the fiscal year ended December 31, 2004

General

45. Please consider the above comments, to the extent applicable, in the preparation of future Exchange Act reports, particularly your annual report on Form 10-K.

46. Please comply with the following comments in each of your Forms
10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and
September 30, 2005.

Item 9A. Controls and Procedures, page 3

47. Amend the second paragraph to read that your evaluation of Disclosure Controls and Procedures was performed as of the end of the period covered by the report as required by Item 307 of Regulation S-
K.

48. We note the conclusions of your certifying officers in the second paragraph that your disclosure controls and procedures are not effective. The description of your disclosure controls and procedures appears to be based on the definition set forth in Rule 13a-15(e) under the Exchange Act. As described, however, the description does not fully conform to that definition. Please revise accordingly. Alternatively, you may state that your certifying officers concluded that your disclosure controls and procedures, as of the end of the period covered by the report, were not effective.

49. We note the conclusions of your management regarding the effectiveness of your internal control over financial reporting.
Please reconcile with the disclosure indicating that your management has not completed its assessment of your internal control over financial reporting.

50. We note the disclosure in the fourth and fifth paragraphs and have the following comments:

* Please disclose when the material weaknesses began.

* Please disclose in greater detail the material weaknesses and their impact on your financial statements.

* Please disclose the specific steps you have taken to remediate the material weaknesses.

* Please disclose the identity of the independent consulting firm you have retained and disclose the findings of this consultant.
51. Please disclose any changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of
Regulation S-K.

Exhibits 31.3 and 31.4

52. Amend your December 31, 2004 certifications to include the missing two sections relating to internal control over financial reporting required for accelerated filers. Also please note that the certifying officers should not include their positions in the first line of the certification. Also amend your 2005 10-Q certifications to reflect the missing sections of the certifications relating to internal control over financial reporting. See Item 601(b)(31) of Regulation S-K.

Form 10-Q for the fiscal quarter ended September 30, 2005

Item 4. Controls and Procedures, page 34

53. We note that the conclusion of your certifying officers in the third paragraph refers to the first quarter of 2005. Your certifying officers must assess the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report in which the conclusion is stated. Please revise accordingly. See Item
307 of Regulation S-K.

54. We note the disclosure under the heading "Changes In Internal
Controls" on page 36. Please disclose in reasonable detail the changes that were made to your internal control over financial reporting.

*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that your filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      You may contact Bret Johnson, Staff Accountant, at (202)
551-
3753 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Curt P. Creely
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, FL 33602
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Mr. John Kang
Liquidmetal Technologies, Inc.
January 5, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE